UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

China Executive Education Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

682164108
(CUSIP Number)

Kaien Liang
Pokai Hsu
Tingyuan Chen
c/o Hangzhou MYL Business Administration Consulting Co. Ltd.
Room 307, Hualong Business Building, 110 Moganshan Road
Hangzhou, China, 310005

Yen Chen Chi
Apt. 1, Building 13, No. 75, Section 1, Xintai No.5 Road
Xizhi District, New Taipei City, Republic of China

Huang-Jen Chou
China Berkshire Surpass Buffett Co., Ltd.
Building 1, No. 495, Guangfu South Road
Shinyi Chiu, Taipei City, Taiwan 110, Republic of China

ChiaYeh Lin
Building 8, Fenghua Garden
No. 3601 Dongfang Road, Pudong New District
Shanghai, China

Zhicheng Zheng
Building 5, No. 888, Shuangbai Road, Minhang District
Shanghai, China

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

with a copy to:

Alan Seem
Shearman & Sterling LLP
11th Floor, Platinum
233 Taicang Road
Shanghai 200020
People’s Republic of China
Telephone: +86 (21) 6136 5018

_______, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682164108

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Kaien Liang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,895,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,895,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,895,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.61%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 682164108

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pokai Hsu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,760,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,760,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,760,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.71%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 682164108

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Tingyuan Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,100,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,100,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.82%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 682164108

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Yen Chen Chi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 716,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 716,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 716,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.14%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 682164108

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Huang-Jen Chou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 600,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.63%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 682164108

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). ChiaYeh Lin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 430,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 430,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.88%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 682164108

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). China Berkshire Surpass Buffett Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 682164108

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Zhicheng Zheng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.13%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of China Executive Education Corp., a Nevada corporation (the “Company”).  The Company’s principal executive office is c/o Hangzhou MYL Business Administration Consulting Co. Ltd., Room 307, Hualong Business Building, 110 Moganshan Road, Hangzhou, China, 310005.

Item 2.	Identity and Background.

This Schedule 13D is being jointly filed by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transactions described in Item 4 of this Schedule 13D.

This Schedule 13D also amends and supersedes (i) the Schedule 13D filed on February 22, 2010 by Kaien Liang with the United States Securities and Exchange Commission (the “SEC”), as amended on December 14, 2010, (ii) the Schedule 13D filed on February 22, 2010 by Tingyuan Chen with the SEC and (iii) the Schedule 13D filed on February 22, 2010 by Pokai Hsu.

 Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.  The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 99.1.  Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

The business address of each of Kaien Liang, Pokai Hsu and Tingyuan Chen is c/o Hangzhou MYL Business Administration Consulting Co. Ltd., Room 307, Hualong Business Building, 110 Moganshan Road, Hangzhou, China, 310005.

The business address of Yen Chen Chi is Apt. 1, Building 13, No. 75, Section 1, Xintai No.5 Road, Xizhi District, New Taipei City, Republic of China.

The business address of Huang-Jen Chou and China Berkshire Surpass Buffett Co., Ltd. (“CBSB”) is Building 1, No. 495, Guangfu South Road, Shinyi Chiu, Taipei City, Taiwan 110, Republic of China.

The business address of ChiaYeh Lin is Building 8, Fenghua Garden, No. 3601 Dongfang Road, Pudong New District, Shanghai, China.

The business address of Zhicheng Zheng is Building 5, No. 888, Shuangbai Road, Minhang District, Shanghai, China.

Kaien Liang is the chairman and chief executive officer of the Company.  Pokai Hsu is the chief operating officer and a director of the Company.  Tingyuan Chen is the chief strategy officer of the Company.

Yen Chen Chi is the chairman of Song Ang Science and Technology Co., Ltd.  The principal business of Song Ang Science and Technology Co., Ltd. is wholesale of machinery, computer software and battery.  The business address of Song Ang Science and Technology Co., Ltd. is Building 11, No. 1-7, Section 5, Zhongxiao East Road, Nangang District, Taipei City, Republic of China.

Huang-Jen Chou is the chairman of CBSB.  CBSB is a limited liability company formed under the laws of the Republic of China.  The principal business of CBSB is investment.  The other two directors of CBSB are Kaien Liang and Hongyu Zhang.  The business address of Hongyu Zhang No. 10, Alley 4, Lane 379, Dexing East Road, Neighborhood 7, Dongshan Li, Shilin District, Taipei City, Republic of China.

ChiaYeh Lin is a deputy manager of Hangzhou Jiuxing Business Management Consulting Co., Ltd.. The principal business of Hangzhou Jiuxing Business Management Consulting Co., Ltd. business management consultation.

Zhicheng Zheng is the chairman of Qian Xiang Male Formal Attire (Shanghai) Co., Ltd.  Qian Xiang Male Formal Attire (Shanghai) Co., Ltd. engages in the business of clothing manufacturing.  The business address of Qian Xiang Male Formal Attire (Shanghai) Co., Ltd. is No. 888, Shuangbai Road, Minhang District, Shanghai, China.During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons listed in this Item 2, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Kaien Liang, Pokai Hsu, Tingyuan Chen, Yen Chen Chi, Huang-Jen Chou, ChiaYeh Lin and Zhengkuan Wu are citizens of the Republic of China.  Zhicheng Zheng and Hongyu Zhang are citizens of China.

Item 3.	Source and Amount of Funds or Other Considerations.

On October 16, 2012, the Reporting Persons and Beyond Extreme Training Corp. (“BETC”), a Nevada corporation recently formed by the Reporting Persons, filed a Schedule 13E-3 (the “Schedule 13E-3”) with the SEC announcing their intention to cause BETC to merger with the Company in a “short-form” merger under Section 92A.180 of the Nevada Revised Statute (the “Merger”).  Pursuant to a Contribution Agreement by and between the Reporting Persons and BETC dated as of October 16, 2012 and attached hereto as Exhibit 99.1 (the “Contribution Agreement”), the Reporting Persons agreed to contribute their shares of Common Stock to BETC immediately prior to the Merger, upon the completion of which BETC will hold approximately 90.06% of the outstanding shares of Common Stock.  Upon the effective date of the Merger, each share of Common Stock (other than shares held by BETC and shares with respect to which dissenters’ rights have been properly exercised and not withdrawn or lost) will be cancelled and automatically converted into the right to receive $0.324 in cash, without interest.  The total amount of funds expected to be required by BETC to pay the aggregate merger consideration for the outstanding shares of Common Stock (other than shares held by BETC and shares with respect to which dissenters’ rights have been properly exercised and not withdrawn or lost), and to pay related fees and expenses, is estimated to be approximately $896,000.  The Reporting Persons will provide the necessary funding to BETC with cash on hand.  Because the Reporting Persons intend to provide the necessary funding for the Merger, BETC has not arranged for any alternative financing arrangements.  The Merger will not be subject to any financing conditions.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference in this Item 4.

As announced in the Schedule 13E-3 filed by the Reporting Persons and BETC on October 16, 2012, the Reporting Persons intend to cause BETC to merge with the Company, with the Company continuing as the surviving corporation, as a means of acquiring all of the other shares of Common Stock not owned directly or indirectly by the Reporting Persons and providing a source of immediate liquidity to the holders of such shares of Common Stock.  Following the Merger, the Reporting Persons will own 100% of the Common Stock.  Once the Merger is effective, public trading in the Common Stock on the OTCQB Marketplace will cease.  There will no longer be price quotations for the Common Stock and the registration of the Common Stock under the Exchange Act will be suspended.

The Schedule 13E-3 and the Contribution Agreement are incorporated by reference into this Item 4 and any description thereof is qualified in its entirety by reference thereto.

Other than as described in Item 4 above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

      The responses of Responsible Persons to Rows (7) through (13) of the cover page of this Schedule 13D are hereby incorporated by reference in this Item 5.

(a) and (b).  The calculation of the following percentage is based on 22,834,100 shares of Common Stock outstanding as of August 13, 2012, as reported in the Company’s Form 10-Q filed with the SEC on August 14, 2012.

      As of the date of this Schedule 13D, Kaien Liang directly holds and has the sole voting and dispositive power over 15,895,500 shares of Common Stock, representing approximately 69.61% of the outstanding shares of Common Stock.

      As of the date of this Schedule 13D, Pokai Hsu directly holds and has the sole voting and dispositive power over 1,760,000 shares of Common Stock, representing approximately 7.71% of the outstanding shares of Common Stock.

      As of the date of this Schedule 13D, Tingyuan Chen directly holds and has the sole voting and dispositive power over 1,100,000 shares of Common Stock, representing approximately 4.82% of the outstanding shares of Common Stock.

      As of the date of this Schedule 13D, Yen Chen Chi directly holds and has the sole voting and dispositive power over 716,500 shares of Common Stock, representing approximately 3.14% of the outstanding shares of Common Stock.

      As of the date of this Schedule 13D, Huang-Jen Chou directly holds and has the sole voting and dispositive power over 600,000 shares of Common Stock, representing approximately 2.63% of the outstanding shares of Common Stock.

      As of the date of this Schedule 13D, ChiaYeh Lin directly holds and has the sole voting and dispositive power over 430,000 shares of Common Stock, representing approximately 1.88% of the outstanding shares of Common Stock.

      As of the date of this Schedule 13D, CBSB directly holds and has the sole voting and dispositive power over 33,000 shares of Common Stock, representing approximately 0.14% of the outstanding shares of Common Stock.

As of the date of this Schedule 13D, Zhicheng Zheng directly holds and has the sole voting and dispositive power over 30,000 shares of Common Stock, representing approximately 0.13% of the outstanding shares of Common Stock.

As of the date of this Schedule 13D, the Zhicheng Zheng directly holds and has the sole voting and dispositive power over 30,000 shares of Common Stock, representing approximately 0.13% of the outstanding shares of Common Stock.

      In accordance with Rule 13d-4 under the Exchange Act, each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by any of the other Reporting Persons.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is hereby incorporated by reference.

Contribution Agreement.  On October 16, 2012, the Reporting Persons entered into the Contribution Agreement with BETC.  Pursuant to the Contribution Agreement, the Reporting Persons have agreed to contribute immediately prior to the Merger an aggregate of 20,565,000 shares of the Common Stock, or approximately 90.06% of the total shares of the Common Stock outstanding, to BETC.  In consideration for the Reporting Persons’ contribution of their shares of Common Stock to BETC, BETC will issue shares of its common stock to the Reporting Persons in proportion to their contributed shares of Common Stock.  In addition, the Reporting Persons, as evidenced by the signature to the Contribution Agreement, in lieu of a special meeting of the stockholders of BETC, consent to and approve the Merger and the other transactions contemplated under the Contribution Agreement.

The foregoing descriptions of the terms of the Contribution Agreement are qualified in their entirety by reference to the full texts of such agreement listed in Item 7 and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement by and between the Reporting Persons, dated October 16, 2012.
99.2
Contribution Agreement by and between Kaien Liang, Pokai Hsu, Tingyuan Chen, Yen Chen Chi, Huang-Jen Chou, ChiaYeh Lin, China Berkshire Surpass Buffett Co., Ltd., Zhicheng Zheng and Beyond Extreme Training Corp., dated October 16, 2012 (incorporated herein by reference to Exhibit (d) to the Schedule 13E-3 filed by the Reporting Persons and Beyond Extreme Training Corp. on October 16, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2012
Kaien Liang

/s/Kaien Liang

Pokai Hsu

/s/Pokai Hsu

Tingyuan Chen

/s/Tingyuan Chen

Yen Chen Chi

/s/Yen Chen Chi

Huang-Jen Chou

/s/Huang-Jen Chou

ChiaYeh Lin

/s/ChiaYeh Lin

China Berkshire Surpass Buffett Co., Ltd.

By: /s/Huang-Jen Chou
Name: Huang-Jen Chou
Title: Chairman

Zhicheng Zheng

/s/Zhicheng Zheng

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement by and between the Reporting Persons, dated October 16, 2012.
99.2
Contribution Agreement by and between Kaien Liang, Pokai Hsu, Tingyuan Chen, Yen Chen Chi, Huang-Jen Chou, ChiaYeh Lin, China Berkshire Surpass Buffett Co., Ltd., Zhicheng Zheng and Beyond Extreme Training Corp., dated October 16, 2012 (incorporated herein by reference to Exhibit (d) to the Schedule 13E-3 filed by the Company, the Reporting Persons and Beyond Extreme Training Corp. on October 16, 2012).